*AB
3/20

[redacted]

14048774

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 69162 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carrollton Capital Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Five Mile River Road
(No. and Street)

Darien (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Chaskin 914-263-4742
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. O'Doherty, PC
(Name – *if individual, state last, first, middle name*)

373 Baltimore Pike (Address) Springfield (City) PA (State) 19064 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

DD
3/24/14

## OATH OR AFFIRMATION

I, David Chaskin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carrollton Capital Partners, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RODOUANE RAGUI
NOTARY PUBLIC
STATE OF CONNECTICUT
MY COMMISSION EXPIRES
10/31/2018

Signature

CFO + FinOp

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Carrollton Capital Partners, LLC

Statement of Financial Condition
As of December 31, 2013

And
Independent Certified Public Accountants' Report

CARROLLTON CAPITAL PARTNERS LLC

December 31, 2013

Table of Contents

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

# Independent Auditor's Report

To the Board of Directors of
Carrollton Capital Partners, LLC

We have audited the accompanying statement of financial condition of Carrollton Capital Partners, LLC, as of December 31, 2013 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carrollton Capital Partners, LLC as of December 31, 2013 in conformity with U.S generally accepted accounting principles.

Springfield, Pennsylvania
February 19, 2014

Carrollton Capital Partners, LLC
Statement of Financial Condition
As of December 31, 2013

ASSETS

| | |
|---|---|
| Cash | $ 12,319 |
| Deposits | 1,607 |
| Prepaid Expenses | 1,105 |
| Total Assets | $ 15,031 |

LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts Payable | $ 96 |
| Accrued Expenses | 150 |
| Total Liabilities | 246 |
| Members' Equity | 14,785 |
| Total Liabilities and Members' Equity | $ 15,031 |

See Independent Auditors' Report and Notes to the Financial Statements.

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Carrollton Capital Partners, LLC is a wholly owned subsidiary of CCP Holdings, LLC. The Company was formed in the State of Connecticut on July 13, 2010.

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and performs investment banking services.

The Company uses the accrual method of accounting for financial reporting purposes. The Company's year-end is December 31.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Carrollton Capital Partners, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

### Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Investment Advisory Fees
Investment advisory fees are billed and recognized as earned as services are performed.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income Taxes
For income tax reporting purposes, the Company is a disregarded entity. Consequently the activity from the Company is reported by its parent, the sole member. Accordingly no income tax expense has been recorded in the financial statements.

Cash and Cash Equivalents
The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

## NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $12,073, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.020 to 1.

## NOTE 4. NOTES PAYABLE

The Company has no notes payable.

## NOTE 5. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2013, the Company had no uninsured balances.

## NOTE 6. FAIR VALUE

The Company's financial instruments approximate fair value.

## NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 19, 2014, the date that the financial statements were available to be issued.

CCP Holdings, the parent of the Company, signed a purchase agreement to sell the Company in December, 2014. The closing is dependent upon approval from FINRA, which has not yet occurred.